June 10, 2005

Benton H. Wilcoxon
Chief Executive Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA  92614

Re:	Composite Technology Corporation
	Amended Registration Statement on Form S-3
	File No. 333-122280
      Filed on May 19, 2005

Dear Mr. Wilcoxon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3

Prospectus Cover Page
1. Please disclose in the cover page your recent petition for reorganization.

Recent Developments, page 1
2. Avoid vague disclosure evidenced by the word "certain," like "certain securities" and "certain subscription agreements." Also clarify how the need for a single forum is related to a decision to make a bankruptcy filing.
3. In an appropriate section of your document, please include a summary of the reorganization plan submitted to the bankruptcy court.
4. With respect to the unestimable number of shares issuable as result of the reorganization, include the number of shares issuable, and the related dilutive effect, if all claims were paid in full.
5. We note in the reorganization plan that you intend to maintain the current shares of common stock outstanding after the plan is approved by the bankruptcy court and you exit the reorganization proceeding.
Given that this plan is subject to the court`s approval, please disclose the possibility that the shares of common stock may be canceled without any compensation to the current security holders. Also, disclose other possible effects of the reorganization that may affect your business and prospects as well as your shareholders.
6. Disclose the terms of the $1.2 million agreement you announced on
May 12. Include the duration of the payments, the portion to be paid to you, and cancellation provisions.

Risk Factors

We issued duly authorized shares to employees, page 7
7. We note your response to comment 4. Please disclose the amount of consideration you received for the securities mentioned in the risk factor.

Selling Security Holders, page 12
8. We note your response to comment 6 and we reissue it in part. Describe the transaction in which Media Relations Strategy received your securities. In addition, please describe how you determined the value of each issuance of warrants set forth in this section. To the extent the explanation is the same for all warrant issuances, you may include it once.

Exhibits, page II-2
9. Please revise the filing to include an updated accountants` consent.

Form 10-KSB for the year ended September 30, 2004

Description of Business

Corporate History, page 4
10. Please expand your response to comment 10 to clarify how the transactions are valid under state law (as stated in response 29 of your April 12 letter to us) if you did not distribute information statements. Tell us what information state law requires you to provide shareholders when such transactions occur.


Intellectual Property, page 11
11. We reissue comment 11 which sought disclosure in your filling. Also, please file the agreement with Dr. Bryant as an exhibit to this report.

Marketability, page 12
12. We reissue comment 12. It does not appear that you addressed the first sentence. Also, written consent must be filed with respect to a report prepared specifically for your use and used to support your disclosure in a registration statement.

Competition, page 13
13. Disclose the substance of your response to comment 13.
14. We note your response to comment 14. However, comment 39 in our original letter sought additional disclosure, not deletion of disclosure. Therefore we reissue that comment: Describe how your ACCC product compares to each of the products described in this section. Your revised disclosure should provide more balance, including your competitive disadvantages.

Sales of Unregistered Securities, page 32
15. We note your response to comment 16. Note that we believe the December 2003 offering and related June 2004 reduction in warrant exercise price may have constituted an issuer tender offer subject to the requirements of Rule 13e-4. Refer to the Heritage Entertainment letter (available April 10, 1987). Please provide us with additional background on the transaction and tell us what consideration was given to the requirements of Rule 13e-4.
16. We reissue comment 17. Please include the information previously requested in the portion of this section that describes each transaction. We note that page F-11 (referenced in your response) does not include all of the transactions described in this section.
17. We note your response to comment 18. Please tell us when the transaction occurred, who received the warrants and where it is disclosed.
18. We reissue comment 19. We note that page F-11 (referenced in your response) does not address the issue described in our previous comment.
19. Please expand the table provided in response to comment 21 to show the sequential and cumulative number of common shares issued, including common stock issued directly and securities convertible into common stock. Also indicate with specificity where you provided all the information required by Regulation S-B Item 701 for each sale. Update the table to include all issuances through the date of your response.

Managements` Discussion and Analysis or Plan of Operation, page 39
20. We reference response number 23. Tell us more details of the extended payment plan with regard to the $2.5 million services revenue and whether you anticipate any collection problems.

Report of Independent Registered Public Accounting Firm, page F-2
21. Please refer to prior Comment 29. The audit opinion is dated as of December 14, 2004, prior to the restatement. Please have your auditors tell us why their report was not updated or dual dated as required by SAS No. 4, Section 530 - Dating of the Independent Auditors Report.

Consolidated Statements of Shareholders` Equity, page F-5
22. Please refer to prior Comment 28. Please revise the filing to label the appropriate sections as restated and also to remove the drafting note at the top of the page.
23. Please refer to prior Comment 32. Revise the Statement of Shareholders` Equity to comply with paragraph 11.d. of SFAS 7. Specifically, each issuance of stock and warrants must be presented separately and include the date of the issuance. Additionally, for any non-cash transactions, the nature of the consideration and the basis for assigning amounts must be also disclosed on the face of the statements and in the filing.
24. Please refer to prior Comment 33. To clarify for investors, please specifically revise the heading "Cancellation of shares previously issued" to include the nature of the transaction or provide reference to where that information is included in the filing.

Consolidated Statements of Cash Flows, page F-11
25. Please refer to prior Comment 28. Please revise the filing to label the column "For the Period from March 28, 2001 (inception) to
September 30, 2004" as restated.

Note 2 - Restatement and Reclassifications, page F-15
26. The effect of the correction of the error on per share amounts should also be disclosed as required by paragraph 36 of APB 20.
Please revise.

Note 3 - Going Concern, page F-15
27. Please refer to prior Comment 35. We note your previous response appeared to properly address our comment, however you did not revise your disclosure. Accordingly, please revise the filing to provide details of and the justification for managements` assertion that it
"is anticipated that the Company will begin generating sales in the
Fiscal year ended September 30, 2005."

Note 8 - Commitments and Contingencies, page F-21
Litigation, page F-24
Composite Technology Corporation V. Acquvest, Inc., Paul Koch, Victoria Koch, Patricia Manolis and Michael Tarbox, page F-25
28. We see on page F-31 that due to this litigation, 4.4 million shares and 4.4 million warrants were cancelled. Please revise to provide discussion of this cancellation and the related accounting treatment.
29. We reference comment number 40. Revise to disclose more details of the litigation matters and why you cannot determine the outcome of these matters. In addition, you also indicate that you do not believe that the likelihood of loss is probable or reasonably estimable on several of these matters. Please note that if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amounts of that additional loss would be material to an investment decision you should disclose the estimated additional loss, or range of loss, that is reasonable possible or state that such an estimate cannot be made. Refer to SAB
Topic 5Y.


Note 9 - Shareholders` Equity, page F-27
Services Rendered, page F-28
30. We reference response to comments 41 and 43. As previously requested, revise to clearly disclose discounts assigned to quoted market prices for each issuance of stock, options or warrants for services, settlement of litigation or financing arrangements and the specific basis for any such discounts. As previous indicated any such discounts should be rare and only in unusual circumstances. A discount for an illiquid trading market (low trading volumes) or for issuances in excess average trading volumes as indicated in response
41 would generally not be appropriate. In addition, a discount for restrictions in excess of a one year would also generally not be appropriate. Please tell us how you specifically quantified the amount of these discounts for each issuance.


Warrants, page F-38
31. We reference response to comment 48. Please tell us why the accounting for the warrant issued to Red Guard was "rendered inconsequential by the reverse merger recapitalization accounting".
32. Please refer to comment 49. Please confirm that you have expensed the 100,000 shares of common stock and the warrant to purchase 100,000 common shares issued in consideration for the offering costs.
If you have not, please tell us why your treatment is appropriate.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Note 2 - Restatement and Reclassifications, page 6
33. The effect of the correction of the error on per share amounts should also be disclosed as required by paragraph 36 of APB 20.
Please revise.

Note 4 - Summary of Significant Accounting Policies, page 8 Concentration of Credit Risk, page 11
34. We see that the receivable from Global American Energy was still
outstanding at March 31, 2005 and that there have been subsequent changes to the payment plan that was originally noted in Amendment 1 to your Form 10-K. Please tell us the status of the receivable and the payment plan and when you reasonable expect to receive payment on the balance. Additionally, please revise the filing to remove the sentence "The Company expects receipt of payment by the end of the second quarter of fiscal 2005," as you did not receive payment as of
March 31, 2005.


Note 7 - Shareholders` Equity, page 13
35. Please refer to prior Comment 51. Please revise the filing to disclose the assumptions inherent in the valuation model you utilized for any warrant or stock option issuance. Additionally, please revise the Critical Accounting Policies section of your Management`s Discussion and Analysis to provide an analysis of the impact of these assumptions. For example, provide the specific assumptions related to the 1 million warrants issued in connection with the amendment to the debenture that resulted in $2 million in compensation expense.
36. Tell us details of the accounting treatment for the cashless warrant exercises discussed in Note 7, including the accounting for the1se going forward.


Note 8 - Subsequent Events, page 14
37. Disclose more details of the litigation discussed in Note 8 and the impact that this is expected to have on operating results, liquidity and financial condition. In addition, provide details of why you believe that this will be reversed.
38. Disclose details of the voluntary bankruptcy proceeding and the impact that this is expected to have on operations. Please disclose details of your specific plans with regard to this matter.

Item 2 - Managements` Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Accounts receivable, page 18
39. With a view toward disclosure, tell us whether all payments due under the payment schedule have been timely.
Results of Operations, page 19
40. When you cite more than one factor in explaining the change in a financial statement line item, to the extent possible, please separately quantify the amount of the individual factors cited, including offsetting factors. For example, you should separately discuss and quantify each of the factors that lead to the decrease in
General and Administrative Expenses and significant increase to Legal, Professional and Consulting Expense. Please revise the filing to comply.

Liquidity and Capital Resources, page 22
41. We noted your discussion of the company`s ability to cover operating expenses for a period of one year. Please revise this disclosure to identify the company`s plans for continuing to issue stock, stock options and warrants in satisfaction of liabilities and also when you anticipate you will have to raise additional financing.
If you intend to discontinue using alternative payment methods for liabilities, please discuss this and indicate the expected impact on your operations and liquidity. In addition, your specific plans to address the going concern issues should be disclosed in the footnotes and MD&A as required by FRC 607.02.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Kevin Kuhar at (202) 551-3662, or Brian
Cascio,
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 551-3619 or me at (202) 551-3617 with any other questions.

      Sincerely,




      Russell Mancuso
							Branch Chief


cc (via fax):  	Kevin Leung, Esq. (310) 208-1154
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Benton H. Wilcoxon
Composite Technology Corporation
June 10, 2005
Page 1